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EXHIBIT 99.1

Selected Financial Data

    The following selected financial data for each of the five years ended December 31, 1996 through 2000 was derived from the financial statements of the Company and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein. The Company has not paid any dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

Year ended December 31,	2000	1999	1998	1997	1996
	(in thousands)
Income Statement Data:
Revenues	$226,552	$210,602	$197,165	$177,644	$164,212
Operating expenses	234,635	203,958	182,972	158,586	151,803
Other income—return of contributions from CME Trust	—	—	—	—	15,717
Limited partners' interest in earnings of P-M-T Limited Partnership	1,165	2,126	2,849	—	—
Discontinued operations, net of tax	—	—	—	(3,428)	(1,023)
Net income (loss)	(5,909)	2,663	7,029	8,667	15,068
Balance Sheet Data:
Shareholders' equity	$163,671	$168,663	$166,897	$159,554	$150,631
Total assets	380,643	303,318	295,090	346,732	241,554
Other Data:
Total trading volume (round-turn contracts)	231,110	200,737	226,619	200,742	177,042
GLOBEX®2 volume	34,506	16,135	9,744	4,388	2,018
Open interest at year-end	8,021	6,412	7,282	6,479	5,361

Earnings per share information is not required as there currently is no independent established public trading market for the Exchange's Class A or Class B shares.

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Selected Financial Data